SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of February 2010

List of Exhibits:

1.	News Release entitled, “CNH No. 1 in Australia”

2.	News Release entitled, “Case IH Launches the Innovative Austoft 4000 Sugar Harvester”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/S/ MICHAEL P. GOING
Michael P. Going
Senior Vice President, General Counsel
and Secretary

February 16, 2010

Agricultural and Construction Equipment

Press Release

CNH No. 1 in Australia

LUGANO, Switzerland—(February 10, 2010)—Record breaking results in 2009 for CNH’s agricultural brands in Australia where the combined results of New Holland Agriculture and Case IH Agriculture achieved the market leading position.

Franco Fusignani, Head of CNH International, during a business visit to Australia, stated: “This has been an excellent year for our agricultural brands, New Holland Agriculture and Case IH Agriculture, in the Australian market. We achieved leadership in the tractor, in the combine and in the baler segments; our brands not only achieved the first position in the market since June 2009 but further improved and consolidated their positions by the end of the year.”

Mr. Fusignani’s visit comes within the framework of a large meeting with dealers and the Australian teams aimed at celebrating the results achieved and discussing the actions for 2010.

On this occasion, he added: “We increased market shares on all product lines based on the quality of our products and the strong customer focused support from our teams and dealer networks in Australia. These results have been possible also thanks to a series of key actions that our company centrally developed in close synergy with the local teams. Among these, we invested in the improvement and upgrade of the local Part Depot Centre, we increased the focus on service and we offered special financial packages, through our local financial services, to support the business of our customers. We consider Australia a key market and we are dedicating a lot of attention to the requests and agricultural needs of this market.”

- Market Outlook -

Market conditions were positive, as observed Mr. Fusignani, due to a series of factors: “In 2009 the tractor industry grew to 11,500 units topping a third year of consecutive industry recovery, sustained by continued confidence in agriculture and good rainfall across many areas of Australia, particularly early in the winter cereal season. Additionally, industry sales benefitted from the Federal Government’s Investment Allowance, which offered a tax rebate of 50% on depreciating capital investments for businesses with a turnover of less than AUS$2 million.”

- New Holland Agriculture: the major jump in market share across all tractor segments -

“New Holland Agriculture saw significant gains in share in all major segments. The brand leverages on one of the largest product offerings in the industry which also encompasses tractors for specialized need—orchards and vineyards -, forage harvesters and grape harvesters that are market leaders in the industry. Positive results were particularly relevant in every tractor segment, with a focused approach on the compact tractor business, targeted mid range as well as the higher horsepower tractor ranges, “ he highlighted.

“First to be mentioned was the T7000 Auto Command™, built on the success of the award-winning T7000 tractor series which was awarded Tractor of the Year 2010. The T7000 Auto Command range further improves fuel economy, productivity, comfort and class-leading power-to-weight ratios enabling Australian customers to achieve the best return on their investment.

New Holland Agriculture obtained excellent results with the versatile T6000 tractor range, an ideal choice for sugarcane and haying operations, heavy loader work, roadside mowing or row crop applications. Best selling products also include the powerful T8000 tractor and the flagship T9000 4EWD, ranging from 370 to 594 horsepower, which makes short work of big-acre farming and earth-hauling jobs.

Additionally, the brand presented its new BB9000 range of large rectangular balers to the market, helping to grow its market leading position in this segment.

It also introduced the CR9080 twin rotor combine, positioned as the highest capacity combine available in Australia, and released Blue Future, a new retail finance program for its customers aimed at making purchasing easy and financially viable,” he commented.

- Case IH, best in class results in the combine segment -

“Case IH gained market share as farmers realized the benefit of the efficiency and value of Case IH’s products. The gains were made throughout the ranges but were especially notable in the 60-100 horsepower tractor segment and in the above 140 horsepower segment. Case IH’s new Maxxfarm range proved a popular choice as a great value tractor and loader combination, highly sought after by small landholders, “ he added.

“At the other end of the range, Case IH achieved good results in the traditionally strong above 140 horsepower segment, as the Agritechnica “2009 Machine Of The Year” award-winning Puma CVT, Magnum and Steiger ranges continued to provide Australian farmers with the ideal combination of power, performance, productivity and precision they need on large acreages.

Case IH experienced excellent gains in combine harvester sales as the 88 and 20 Series Axial-Flow® combines cemented their position as the professional farmers’ choice of harvester. Profound dealer expertise in high horsepower tractors and combines all added up to enable Case IH to secure more business in 2009, while the innovation and productivity of our class-leading cotton pickers, sugar cane harvesters and sprayers represent a growing opportunity for today’s farmers,” he remarked.

Mr. Fusignani concluded: “All this contributed to our outstanding results: the right mixture of quality products supported by teams of specialized personnel with an excellent spirit of dedication and expertise toward the customer. On this basis, I believe we can further improve and consolidate our positions in 2010.”

[end]

For more info and photos contact:

international.media@cnh.com

+39 011 0086346

CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,300 dealers in 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

Press Release

Case IH Launches the Innovative Austoft 4000 Sugar Harvester

The brand extends its range of sugar cane harvesters with the new Austoft 4000 aimed to meet the specific needs of farmers and to boost mechanization in the sugar cane business.

Lugano, Switzerland—(February 12, 2010)—Case IH has launched its new Austoft 4000 sugar cane harvester in Africa, India, South East Asia and China. Designed to meet the specific needs of small and medium sized landholdings, this versatile machine represents an innovative solution that sets the industry standard in the sugar cane business.

The Austoft 4000 is a compact harvester, the overall dimensions are smaller compared to conventional models, designed especially to make it possible to streamline the harvesting process in sugar cane fields that use reduced 1.1 metres (‘4 ft’) row spacing. The Austoft 4000 represents the pioneering spirit of Case IH. Working in 1.1 metres rows, this machine is narrow enough to harvest one row without compacting the root zone of the adjacent cane row. As an additional benefit, the machine’s reduced width means that tires do not run over cane stubble nor cause damage to the ratoon crop.

Powered by a 170 horsepower engine, and weighing about seven tonnes, the Austoft 4000 is capable of efficiently harvesting up to 60 tonnes per hour (pour rate). Built for maximum performance, the Austoft 4000 demonstrates its versatility by harvesting both 1.1 metres (‘4 ft’) and 1.5 metres (‘5 ft’) plantations. As such, the Austoft 4000 is suitable not only for areas where mechanization is starting, but also for countries already partially or fully mechanized. This unit is an ideal solution for farmers who have light soils and who plant at 1.1 metres and at the same time, those who want to reap the benefits of mechanization, realizing a significant gain in crop’s productivity.

The light Austoft 4000 features outstanding maneuverability and has an excellent base cutter resulting in reduced cane losses. The Austoft 4000’s base cutter has been developed to enable the machine to cut flush at ground level, thus collecting the bottom part of the sugar cane which is usually left by manual labor. Featuring innovative billet technology, the on board chopping mechanism not only helps clean cane trash, but also unloads cane billets directly into trolleys, therefore reducing labor, without the need for extra equipment to load the cane.

The Case IH Austoft 4000 can be used to efficiently remove tops which can be easily baled for animal feed. Likewise, cane trash left by the harvester can be quickly collected by balers and transported to cogeneration/bio mass plants. Additionally, the chopped cane trash expelled from the Austoft 4000 acts as an excellent source of mulching, a precious source of organic matter for light soils, and it also aids water retention.

Thanks to its billet technology and the overall features of this machine, subsequent operations of land preparation are quicker and more efficient when compared to more traditional equipment or manual methodologies. The time between harvesting and sowing is minimized with higher yields for farmers, better productivity and quality in terms of the canes collected and savings in terms of equipment, fuel and labor dedicated to these operations.

This easy-to-use and reliable machine represents a unique solution for farmers who want to capitalize on strong sugar prices with an unmatched cost-benefits ratio.

Austoft 4000 sugar cane harvesters embody technological innovations that provide excellent cane quality to the mill, while keeping costs low and ensuring excellent productivity.

Case IH draws on over 50 years of expertise and recognition in the sugar sector around the world, making it the leader in production and sales of equipment for mechanized sugar cane harvesting with the largest product offering in the industry.

[end]

For more info and photos, contact:

CNH International

international.media@cnh.com

+39 011 0086346

Case IH - Case IH is the professionals’ choice, drawing on more than 160 years of heritage and experience in the agricultural industry. A powerful range of tractors, combines and balers supported by a global network of highly professional dealers dedicated to providing our customers with the superior support and performance solutions to be productive and effective in the 21st century. More information on Case IH products and services can be found online at www.caseih.com. Case IH is a brand of CNH (NYSE:CNH), a majority-owned subsidiary of Fiat Group (FIA.MI).